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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
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                           FORM 11-K

                         ANNUAL REPORT
               PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934
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(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1994
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________________ to _________________

Commission file number 33-55193


                  UNC AVIATION SERVICES, INC.
                 SCA EMPLOYEE INVESTMENT PLAN
                     (Full title of plan)


                       UNC INCORPORATED
 (Name of issuer of the securities held pursuant to the plan)


                  175 Admiral Cochrane Drive
                Annapolis, Maryland 21401-7394
                        (410) 266-7333
(Address of the plan and principal executive office of the issuer)
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                     REQUIRED INFORMATION

The UNC Aviation Services, Inc. SCA Employee Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan financial statements and the schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto. The end of the most recent fiscal year of the Plan was December 31, 1994.




                           EXHIBITS

1.   UNC Aviation Services, Inc. SCA Employee Investment
     Plan Financial Statements and Schedules, December 31,
     1994 and 1993, and accountants' reports thereon (filed under cover of Form SE).
2.   Consents of Independent Auditors.




                              UNC AVIATION SERVICES, INC.
                              SCA EMPLOYEE INVESTMENT PLAN


                              By:  Richard H. Lange
                                   Richard H. Lange
                                   Member - Plan Board


DATE:  June 27, 1995
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                         EXHIBIT INDEX

Exhibit
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1.   UNC Aviation Services, Inc. SCA Employee Investment
     Plan Financial Statements and Schedules, December 31,
     1994 and 1993, and accountants' reports thereon (filed under cover of Form SE).
2.   Consents of Independent Auditors.


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                                                  EXHIBIT NO. 2


The  The Retirement Plan Administrator of the
     UNC Aviation Services, Inc. SCA Employee Investment Plan


We consent to incorporation by reference in the registration statement (No. 33-55193) on Form S-8 of UNC Incorporated of our report dated May 12, 1995, relating to the statement of net assets available for plan benefits of the UNC Aviation Services, Inc. SCA Employee Investment Plan as of December 31, 1994 and 1993 and the statement of changes in net assets available for plan benefits for the year ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 11-K of the UNC Aviation Services, Inc. SCA Employee Investment Plan.





                                   Coopers & Lybrand L.L.P.

Baltimore, Maryland
June 27, 1995